EXHIBIT 99.4

March 18, 2013

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Securities Commission of Newfoundland and Labrador

Office of the Superintendent of Securities, Northwest Territories

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Nunavut

Ontario Securities Commission

Superintendent of Securities, Prince Edward Island

Autorité des marchés financiers, Québec

Saskatchewan Financial Services Commission

Superintendent of Securities, Yukon Territory

Dear Sirs/Mesdames:

Re:	Algonquin Power & Utilities Corp.
Change of Auditor Notice dated March 18, 2013

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Chartered Accountants

Licensed Public Accountants

cc: Board of Directors of Algonquin Power & Utilities Corp.